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                                   FORM 8 - A

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                               ___________________


                     FOR REGISTRATION OF CERTAIN CLASSES OF
               SECURITIES PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



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                               CASCADE CORPORATION

________________________________________________________________________________
INCORPORATED UNDER THE                                          T.I.N. 930136592
LAWS OF THE
STATE OF OREGON

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     2020 S.W. FOURTH AVENUE                                97201
        PORTLAND, OREGON


Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                     Name of each exchange on which
     to be so registered                     each class is to be registered
     -------------------                     ------------------------------

     Common Stock, $.50 Par Value             New York Stock Exchange

     If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [ ] [Added in Release No. 34-34922 (Para. 85,450), effective December 7, 1994, 59 F.R. 55342.]

     If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ] [Added in Release No. 34-34922 (Para. 85,450), effective December 7, 1994, 59 F.R. 55342.]

Securities to be registered pursuant to Section 12(g) of the Act:  None.
______________________________________________________________________

ITEM 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

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          COMMON STOCK, $.50 PAR VALUE

     The capital stock of Cascade Corporation (the "Company" or "Registrant") to be registered on the New York Stock Exchange, Inc. (the "Exchange"), is the Registrant's Common Stock with a par value of $.50 per share. Registrant's Common Stock is currently listed for trading on the NASDAQ.

     Holders of Common Stock are entitled to one vote per share at all meetings of stockholders.

     After all dividends on the Registrant's Preferred Stock for all past dividend periods have been paid and all amounts required to be set aside or applied in respect of any sinking fund requirements with respect to Preferred Stock, dividends may be payable on the Common Stock in cash, stock or otherwise as may be determined by the Registrant's Board of Directors. So long as any of the Registrant's Preferred Stock remains outstanding, unless dividends on the Preferred Stock for all past dividend periods has been paid, (1) no distribution be made to the holders of the Common Stock, other than a dividend payable in Common Stock, and (2) no shares of the Common Stock may be redeemed or purchased by the Registrant.

     No holder of stock of the Registrant of any class is entitled to any pre-emptive right. The Registrant's Common Stock has no conversion right.

     In the event of liquidation, dissolution or winding up of the Registrant, if payment is made in full to the holders of the Preferred Stock then outstanding in the amounts to which such holders are entitled upon such liquidation, dissolution or winding up of the Registrant, the remaining assets of the Registrant are distributed among the holders of the Common Stock according to their respective rights and preferences and pro rata in accordance with their respective holdings.

     The information provided in (a) through (g) below regarding Registrant's Preferred Stock is included to enable investors to understand any limitations or qualifications of the Common Stock.

     (a) The Registrant is authorized to issue 200,000 shares of Preferred Stock without par value. No Preferred Stock is issued or outstanding.

     (b)  The Preferred Stock to may be issued in series with variations as to
(1) the rates of dividend payable thereon; (2) whether such shares can be redeemed, and, if so, the redemption price and terms and conditions of redemption; (3) the amount payable upon shares in event of voluntary or involuntary liquidation; (4) sinking funds, if any, for the redemption or purchase of shares; and (5) the terms and conditions, if any, on which such shares may be converted to Common Stock of the Registrant, all to the full extent permitted by Oregon law.

     (c) Each share of each series of Preferred Stock has the same relative rights and preferences as and is identical in all respects with all other shares of the same series.

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     (d)  Holders of Preferred Stock are entitled to one vote per share of
Preferred Stock at all meetings of stockholders. Holders of Preferred Stock vote on all matters as a single class with the holders of Common Stock, except where otherwise required by Oregon statutes.

     (e) The holders of Preferred Stock of each series are entitled to receive cumulative preferential dividends in cash at the per annum rate determined for such series, and not more, payable as provided in the resolutions of the Board of Directors authorizing the issue of each such series. Such dividends are paid, out of the funds of the Registrant legally available therefor, when and as declared by the Board of Directors.

     (f) So long as any of the Preferred Stock remains outstanding, unless dividends on the Preferred Stock for all past dividend periods has been paid,
(1) no dividend may be paid or declared, (2) no other distribution be made, on the Common Stock, other than a dividend payable in Common Stock, (3) no shares of the Common Stock be redeemed or purchased by the Registrant, and (4) the Registrant may not redeem or purchase any Preferred Stock or credit any sum of money, through a sinking fund or otherwise, for the redemption or purchase of Preferred Stock.

     (g) If the stated dividends on all shares of Preferred Stock are not paid in full, the shares of all series of the Preferred Stock will share ratably in the payment of dividends, including accumulations thereof, if any, in proportion to the sums that would be payable on such series if all dividends thereon were declared and paid in full.

ITEM 2.   EXHIBITS

     All exhibits required by Instruction II to Item 2 will be supplied to the New York Stock Exchange.


                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, there unto duly authorized.

                                        CASCADE CORPORATION

                                        /s/ Robert C. Warren Jr.
                                        ----------------------------------
                                        By:  Robert C. Warren Jr.
                                        Dated: December 9, 1996